UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 11, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IMH Financial Corporation

File No. 000-52611 - CF#29776

_____

       IMH Financial Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 14, 2013, as amended on September 9, 2013, November 12, 2013 and December 9, 2013.

       Based on representations by IMH Financial Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.1   through March 28, 2023

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Elizabeth M. Murphy
       Secretary